UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ___)*

Griffin Industrial Realty, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

398231100
(CUSIP Number)

Jonathan Ain, Esq. Kleinberg, Kaplan, Wolff & Cohen, P.C. 500 Fifth Avenue, New York, New York 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Cambiar Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
508,356(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
508,356(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,356 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Includes 3,766 shares of Common Stock issuable upon the exercise of the Warrant (as defined in Item 4) in accordance with the Ownership Limitation (as defined in Item 4). See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
Cambiar GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
508,356(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
508,356 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,356 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 3,766 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
CM Change Industrial LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
508,356 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
508,356 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,356 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Includes 3,766 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
SCHF (GPE), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 3,766 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
Michael Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
508,356 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
508,356 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,356 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 3,766 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

Item 1.	Security and Issuer.
This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”), of Griffin Industrial Realty, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 641 Lexington Avenue, New York, New York 10022.
Item 2.	Identity and Background.
(a)            This Schedule 13D is being filed by (i) Cambiar Management LLC, a Delaware limited liability company (“Cambiar Management”), (ii) Cambiar GP Holdings LLC, a Delaware limited liability company (“Cambiar GP”), (iii) CM Change Industrial LP, a Delaware limited partnership (“CM Change”), (iv) SCHF (GPE), LLC, a Delaware limited liability company (“SCHF”), (v) Michael Simanovsky, a natural person (“Mr. Simanovsky,” and together with Cambiar Management, Cambiar GP, CM Change, and SCHF, collectively, the “Reporting Persons”).
(b)            The principal business address for each of Cambiar Management, Cambiar GP, CM Change and Mr. Simanovsky is 90 Park Avenue, 32nd Floor, New York, New York 10016.  The principal business address for SCHF is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(c)            The principal business of Cambiar Management and Cambiar GP is investment and/or investment management, including management of CM Change and other funds.  Cambiar GP serves as the general partner of CM Change.
The principal business of CM Change is acquiring, holding and disposing of investment securities.
The principal business of SCHF is serving as the sole ultimate general partner or similar entity of related entities, including SCHF (M) PV, L.P., a Delaware limited partnership (“SCHF PV”), which are engaged in making investments.
The principal occupation of Mr. Simanovsky is serving as the sole managing member of Cambiar GP and Cambiar Management.
(d) – (e)         During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of Cambiar Management, SCHF and Cambiar GP is a Delaware limited liability company. CM Change is a Delaware limited partnership.  Mr. Simanovsky is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.
All of the Shares to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the working capital or personal funds of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities reported herein was approximately $27,247,860, excluding commissions.
Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities disclosed herein based on the Reporting Persons’ belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
Depending upon overall market conditions, the Issuer’s financial position and strategic direction, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

On August 24, 2020, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CM Change, pursuant to which CM Change agreed to purchase (the “Securities Purchase”) for an aggregate purchase price of $27,247,860: (i) 504,590 shares of Common Stock at a price of $50.00 per share; and (ii) a warrant to acquire up to 504,590 shares of Common Stock, exercisable at a purchase price of $60.00 per share on 61 days’ notice, subject to adjustment as set forth therein (the “Warrant”). Among other things, the Securities Purchase Agreement provides for preemptive rights and subjects CM Change to a lock-up period. CM Change’s general partner and SCHF PV, a limited partner of CM Change, have agreed that SCHF PV’s prior written consent is required prior to the exercise or sale of the Warrant by CM Change. As SCHF PV’s general partner, only SCHF can provide or withhold this consent on behalf of SCHF PV. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached as Exhibit 99.2. The foregoing description of the Warrant is qualified in its entirety by reference to the Warrant, which is as Exhibit 99.3.
Pursuant to the Securities Purchase Agreement, CM Change exercised its right to appoint one member to the Issuer’s Board of Directors (the “Board”) by appointing Ardevan Yaghoubi to the Board.  The Issuer made Mr. Yaghoubi’s appointment to the Board effective on August 27, 2020.
In connection with the Securities Purchase, on August 24, 2020, CM Change entered into that certain Contingent Value Rights Agreement with the Issuer (the “CVR Agreement”), pursuant to which CM Change is entitled to receive certain payments based on the  volume weighted average share price per share of Common Stock for the thirty trading day period ending at the date of the one-year anniversary of the date of the Securities Purchase Agreement . The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the CVR Agreement, which is attached as Exhibit 99.4.
Except as otherwise disclosed in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer and other parties concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy and the execution of that strategy by management, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations and strategy of the Issuer (including by independently exploring plans or proposals advocated by others, or variations thereon), purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, the Reporting Persons (other than SCHF) collectively may be deemed to beneficially own 508,356 shares of Common Stock, which includes 3,766 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the respective cover pages for such Reporting Persons. SCHF, due to its role as the general partner of SCHF PV, may be deemed to beneficially own 3,766 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for SCHF. The filing of this Schedule 13D shall not be construed as an admission that either SCHF or SCHF PV are the beneficial owner of any securities covered by this Schedule 13D, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 5,131,147 shares of Common Stock outstanding as of July 7, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on July 9, 2020.
The Warrant contains restrictions on exercise such that it may not be exercised if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.90% of all of the Common Stock outstanding at such time (the “Ownership Limitation”). Each of the Reporting Persons disclaims beneficial ownership of any and all shares of Common Stock issuable upon the exercise of the Warrant to the extent that such exercise would cause aggregate beneficial ownership of  CM Change or its affiliates to exceed or remain above the Ownership Limitation.

(b) As of the date hereof, CM Change beneficially owned 504,590 issued and outstanding Shares, and 3,766 Shares issuable upon exercise of the Warrant, constituting approximately 9.9% of the outstanding Common Stock.  Cambiar GP, Cambiar Management, and Mr. Simanovsky may be deemed to beneficially own the Shares owned directly by CM Change.  Cambiar GP, Cambiar Management and Mr. Simanovsky have shared voting and dispositive power over the Shares and the Warrant directly held by CM Change. SCHF, due to its role as the general partner of SCHF PV, shares dispositive power over the Warrant with CM Change, Cambiar GP, Cambiar Management and Mr. Simanovsky.
(c)            Except as described in Item 4 hereof, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days
(d)            No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Persons have entered into a joint filing agreement, dated as of September 3, 2020, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
See Item 4.
In connection with the Securities Purchase, on August 24, 2020, CM Change has entered into that certain Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer has granted to CM Change certain registration rights. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 99.5.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and among Cambiar Management LLC, Cambiar GP Holdings LLC, CM Change Industrial LP, SCHF, and Michael Simanovsky, dated as of September 3, 2020.
Exhibit 99.2
Securities Purchase Agreement, dated as of August 24, 2020, by and between the Issuer and CM Change Industrial LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities Exchange Commission on August 28, 2020).

Exhibit 99.3
Warrant, dated as of August 24, 2020, issued by the Issuer in favor of CM Change Industrial LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities Exchange Commission on August 28, 2020).

Exhibit 99.4
Contingent Value Rights Agreement, dated as of August 24, 2020, by and between the Issuer and CM Change Industrial LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities Exchange Commission on August 28, 2020).

Exhibit 99.5
Registration Rights Agreement, dated as of August 24, 2020, by and between the Issuer and CM Change Industrial LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities Exchange Commission on August 28, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2020

CAMBIAR MANAGEMENT LLC

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CAMBIAR GP HOLDINGS LLC

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CM CHANGE INDUSTRIAL LP

By:	Cambiar GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

SCHF (GPE), LLC

By:	/s/ Kevin Kelly
Name:	Kevin Kelly
Title:	Managing Member

/s/ Michael Simanovsky
MICHAEL SIMANOVSKY

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Griffin Industrial Realty, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 3, 2020

CAMBIAR MANAGEMENT LLC

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CAMBIAR GP HOLDINGS LLC

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CM CHANGE INDUSTRIAL LP

By:	Cambiar GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

SCHF (GPE), LLC

By:	/s/ Kevin Kelly
Name:	Kevin Kelly
Title:	Managing Member

/s/ Michael Simanovsky
MICHAEL SIMANOVSKY